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                            SCHEDULE 14A INFORMATION
          PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                             (AMENDMENT NO.      )

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                                                Rule 14a-6(e)(2))

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     [ ] Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

                               SAFETY-KLEEN CORP.
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                (Name of Registrant as Specified in Its Charter)

                      LAIDLAW ENVIRONMENTAL SERVICES, INC.
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    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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                     LAIDLAW COMMITTED TO SAFETY-KLEEN OFFER

COLUMBIA, SOUTH CAROLINA...FEBRUARY 24, 1998. Laidlaw Environmental Services, Inc. (NYSE:LLE) continues to urge all Safety-Kleen Corp. (NYSE:SK) shareholders to vote against the Philip Group merger proposal on February 25, 1998.

Commenting on LLE's commitment to successfully completing its offer to SK shareholders, Mr. Kenneth W. Winger, LLE's president and chief executive officer, said:

       "LLE reaffirms its commitment to pursue its existing offer to the SK shareholders. If the SK shareholders vote against the Philip Group merger proposal on February 25, 1998, LLE will continue to fight to ensure that the SK shareholders have the opportunity to realize what we believe is the clearly superior offer."

Commenting on Laidlaw Inc.'s support for LLE's offer to SK shareholders, Mr. James R. Bullock, LLE's chairman and president and chief executive officer of Laidlaw Inc. (NYSE:LDW), said:

       "Laidlaw Inc. has more than $850 million invested in LLE and it must be absolutely obvious we would not support the LLE acquisition of SK if we weren't completely satisfied the transaction was beneficial to LLE shareholders afterwards. LLE and SK are an ideal combination and Laidlaw Inc. is and will remain fully committed to supporting the LLE acquisition of SK under the terms of its tender offer if the Philip merger is defeated on February 25, 1998."

Laidlaw Environmental Services is the leading provider of hazardous and industrial waste management services to industry and government. The company operates from more than 100 locations throughout North America.


SOURCE Laidlaw Environmental Services, Inc.

CONTACT: Kenneth W. Winger, President and Chief Executive Officer, or Paul R. Humphreys, Senior Vice President, Finance and Chief Financial Officer, Laidlaw Environmental Services, Inc., 803-933-4210